As filed with the Securities and Exchange Commission on August 15, 2005





August 15, 2005



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:           Request for Withdrawal
                        The Cincinnati Gas & Electric Company ("Applicant") Application-Declaration on Form U-1, as amended, filed on June 21 and 22, 2005, respectively, File No. 70-10314 (collectively, "Application")


         The Applicant respectfully withdraws the Application.

                                   Sincerely,



                                   /s/George Dwight, II
                                   George Dwight, II
                                   Associate General Counsel